

Mail Stop 7010

April 20, 2006

Mr. Herb Mee, Jr., President and Chief Financial Officer
The Beard Company
Enterprise Plaza, Suite 320
5600 North May Avenue
Oklahoma City, Oklahoma 73112

>   **Re: The Beard Company**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2004**
>   **Forms 10-Q/A for Fiscal Periods Ended September 30, 2005**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **File No. 1-12396**

Dear Mr. Mee:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Restated Financial Statements

1.   Please have your audit firm dual-date their report in your 2004 Form 10-K/A to show that it is a reissued audit opinion. Please also file an updated consent.

2.   Label all affected portions of your Form 10-K/A "as restated" including Selected Financial Data and the applicable portions of Note 15 – Business Segment Information.

3.   Update the Item 9A and Item 4 disclosures in your Forms 10-K/A and 10-Q/A to include the following:
   - a discussion of the restatement and the facts and circumstances surrounding it,
   - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of disclosure controls and procedures,
   - changes to internal controls over financial reporting, and
   - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements.
     Refer to Items 307 and 308(c) of Regulation S-K.

4.   Please amend your Exhibit 31 certifications as follows:
   - In your amended filings, revise to reference the appropriate report (10-K/A or 10-Q/A),
   - In your 2004 10-K/A and exhibit 31.1 of your 2005 10-K, conform wording to the language provided in Item 601(31) of Regulation S-K including the updated Exchange Act references,
   - In each of your filings, delete the title of the certifying officer in paragraph one since the certifying officer is personally signing the certificate, and
   - In each of your filings, delete the references to "annual" and "quarterly."

        Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

                                                Sincerely,

                                                John Cash
                                                Accounting Branch Chief